SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIGNATURE EYEWEAR, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

826918 10 4

(CUSIP Number)

Richard M. Torre
Dartmouth Commerce of Manhattan, Inc.
4621 Teller Avenue
Suite 200
Newport Beach, CA 92660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies to:

Richard H. Bruck, Esq.
Preston Gates & Ellis LLP
Four Park Plaza
Suite 1900
Irvine, CA 92614

April 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Dartmouth Commerce of Manhattan, Inc.		I.R.S. Identification Nos. of above persons (entities only): 31-0069314

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,600,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,600,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.7%

14.	Type of Reporting Person (See Instructions): CO

The calculation of the foregoing percentage is based on 5,583,989 shares of Signature Eyewear, Inc. common stock outstanding as of September 30, 2002 as set forth in Signature Eyewear, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 6, 2002.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Signature Eyewear, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 498 North Oak Street, Inglewood, California 90302.

Item 2.	Identity and Background

     (a)  – (c) The name of the person filing this statement is Dartmouth Commerce of Manhattan, Inc., hereinafter sometimes referred to as the “Reporting Person.” Richard M. Torre is the sole director and officer of the Reporting Person.

     The Reporting Person’s principal office is 4621 Teller Avenue, Suite 200 Newport Beach, California 92660. The Reporting Person is in the business of making investments.

     (d)  – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

     The amount of funds required for the Reporting Person to purchase the Shares is $19,275, plus related fees and expenses. The source of funds will be contributed capital/funds on hand.

Item 4.	Purpose of Transaction

     The Reporting Person is acquiring the Shares for investment purposes. There are no present plans for any further acquisition of shares by Reporting Person. The Reporting Person intends to cause Richard M. Torre to be elected a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

     (a)  See Rows 11 and 13 of the Cover Pages.

     (b)  See Rows 7 through 10 of the Cover Pages. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

     (c)  None.

     (d)  To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

     (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person is party to an Agreement for Purchase and Sale of Shares, dated as of April 21, 2003, by and between Bernard Weiss and Julie Heldman, as Co-Trustees of the Weiss Family Trust (“Seller”), Bernard Weiss and Julie Heldman, individually (collectively, “Weiss”), and the Reporting Person pursuant to which the Reporting Person purchased the Shares from the Seller. The Reporting Person is also subject to two Lock-Up Agreements relating to the Shares. Copies of these agreements are filed with this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

     The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

(1)	Agreement for Purchase and Sale of Shares, dated April 21, 2003, by and among Bernard Weiss and Julie Heldman, as Co-Trustees of the Weiss Family Trust (“Seller”), Bernard Weiss and Julie Heldman, individually, and Dartmouth Commerce of Manhattan, Inc. (Filed herewith).

(2)	Lock-Up Agreement, dated as of April 21, 2003, by Dartmouth Commerce of Manhattan, Inc. for the benefit of Signature Eyewear, Inc. and Bluebird Finance, Ltd. (Filed herewith).

(3)	Lock-Up Agreement, dated as of April 21, 2003, by Dartmouth Commerce of Manhattan, Inc. for the benefit of Signature Eyewear, Inc. (Filed herewith).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: April 21, 2003	DARTMOUTH COMMERCE OF MANHATTAN, INC.
a California corporation

	By:	/s/ Richard M. Torre

		Name:	Richard M. Torre
		Title:	President

Exhibit Index

(1)	Agreement for Purchase and Sale of Shares, dated April 21, 2003, by and among Bernard Weiss and Julie Heldman, as Co-Trustees of the Weiss Family Trust (“Seller”), Bernard Weiss and Julie Heldman, individually, and Dartmouth Commerce of Manhattan, Inc. (Filed herewith).

(2)	Lock-Up Agreement, dated as of April 21, 2003, by Dartmouth Commerce of Manhattan, Inc. for the benefit of Signature Eyewear, Inc. and Bluebird Finance, Ltd. (Filed herewith).

(3)	Lock-Up Agreement, dated as of April 21, 2003, by Dartmouth Commerce of Manhattan, Inc. for the benefit of Signature Eyewear, Inc. (Filed herewith).